                                 SUPPLEMENT TO
                              OFFER TO PURCHASE BY
                             AIMCO PROPERTIES, L.P.
          OF UP TO 20,860.54 UNITS OF LIMITED PARTNERSHIP INTEREST OF

                          CENTURY PROPERTIES FUND XVII
                           FOR $448 PER UNIT IN CASH


We will only accept a maximum of 20,860.54 units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

We will pay for units tendered pursuant to the offer promptly after expiration of the offer.

Our offer price will be reduced for any distributions made by your partnership since the date of the Offer to Purchase and prior to the expiration of our offer.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on July 14, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY FEES OR COMMISSIONS IF YOU TENDER YOUR UNITS.


Our offer is not subject to any minimum number of units being tendered.



     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE AND ON PAGE 1 HEREIN FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     o We determined the offer price of $448 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o While secondary sales activity in the units of your partnership has been limited and sporadic, sales prices of units in your partnership ranged from $160 to $928.10 since January 1, 1996.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

     If you desire to accept our offer, you should complete and sign the Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                  July 8, 1999

         We are offering to purchase up to 20,860.54 units, representing approximately 27.81% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $448 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from June 9, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1999, this Supplement and in the accompanying letter of transmittal.

         If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 17. Conditions of the Offer," in the Offer to Purchase.

         Our offer will expire at 5:00 P.M., New York City time, on July 14, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after August 9, 1999.

         Our Offer to Purchase is amended and supplemented as follows:

         1. The text under "Risk Factors - Recognition of Taxable Gain on Your Sale of Your Units" set forth under "Risk Factors" of the Offer to Purchase is hereby replaced in its entirety by inserting the following in lieu thereof:

         Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest of your partnership you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in your units of limited partnership interest of your partnership you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units of limited partnership interest of your partnership. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

         2. The text under "Risk Factors-Possible Increase in Control of Your Partnership by Us" is hereby replaced in its entirety by inserting the following in lieu thereof:

         Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are tendering for we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

         3. The first sentence under "The Offer - Section 5. Extension of Tender Period; Termination; Amendment" is hereby amended to read as follows:

         We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer - Section 17," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both).

         4. The second paragraph under "The Offer - Section 9. Background and Reasons for the Offer - Alternatives Considered by Your General Partner - Liquidation" is hereby amended to read as follows:

         However, in the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the residential real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its residential real estate assets. Although there might be a prepayment penalty of approximately 1 to 2% of the outstanding balance of the mortgages depending on when and under what circumstances they are prepaid, such prepayment penalties are not a significant factor in determining when a property may be sold. See "The Offer - Section 13. Certain Information Concerning Your Partnership - Investment Objectives and Policies; Sale or Financing of Investments."

         5. The text under "The Offer - Section 9. Background and Reasons for the Offer - Comparison of Consideration to Alternative Consideration-Prices on Secondary Market" is hereby replaced in its entirety by inserting the following in lieu thereof:

         Secondary market sales information is not a reliable measure of value because of the lack of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or in "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

         Set forth below are the high and low sale prices of units for the years ended December 31, 1996, 1997 and 1998 and for the first two months of 1999, as reported by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. The Partnership Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed sales prices reported in The Partnership Spectrum. We do not know whether the information compiled by The Partnership Spectrum is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE PARTNERSHIP SPECTRUM


                                                                                       HIGH              LOW
                                                                                       ----              ---
Fiscal Year Ended December 31, 1999
       First Two Months...................................................            $280.00           $230.00
Fiscal Year Ended December 31, 1998:......................................             290.00            160.00
Fiscal Year Ended December 31, 1997:......................................             250.00            160.00
Fiscal Year Ended December 31, 1996:......................................                  -                 -

         Set forth in the table below are the high and low sales prices of units for the year ended December 31, 1998, the first quarter of 1999 and the two months ended May 31, 1999, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and the other services may contain prices for units that equal or exceed sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.

SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP BOARD



                                                                 HIGH             LOW
                                                                 ----             ---
Fiscal Year Ended December 31, 1999
       Two Months ended May 31, 1999....................              -              -
       First Quarter....................................        $323              $323
Fiscal Year Ended December 31, 1998:....................         928.10            242

         Secondary market sales information is not a reliable measure of value because of the lack of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or in "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

         A tender offer for your units was made by us or our affiliates or affiliates of Insignia in August 1997 for $225 per unit. See "The Offer -
Section 9. Background and Reasons for the Offer - Prior Tender Offers," in the Offer to Purchase.

         6. The text under "The Offer - Section 10. Position of the General Partner of Your Partnership with Respect to the Offer" is hereby replaced in its entirety by inserting the following in lieu thereof:

         The general partner of your partnership believes the offer price and the structure of the transaction are fair to the limited partners. In making such determination, the general partner considered all of the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

         o The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them.

         o Our offer price, and the method we used to determine our offer price.

         o The fact that the price offered for your units is based on an estimated value of your partnership's properties that has been determined using a method believed to reflect the valuation of such assets by buyers in the market for similar assets.

         o Prices at which the units have recently sold, to the extent such information is available.

         o        The absence of an established trading market for your units.

         o An analysis of possible alternative transactions, including a property sale or refinancing, or a liquidation of the partnership.

         o An evaluation of the financial condition and results of operations of your partnership including the increase in property income of your partnership from $6,526,000 for the year ended December 31, 1997 to $7,124,000 for the year ended December 31, 1998.

         The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

         7. The text under "The Offer - Section 14. Voting Power" is hereby replaced in its entirety by inserting the following in lieu thereof:

         Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

         8. The text under "The Offer - Section 15. Source of Funds" is hereby replaced in its entirety by inserting the following in lieu thereof:

         We expect that approximately $9,345,521 will be required to purchase all of the 20,860.54 limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $50,129). For more information regarding fees and expenses, see "The Offer - Section 19. Fees and Expenses" in the Offer to Purchase.

         In addition to this offer, we are concurrently making offers to acquire interests in approximately 100 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $260 million for all such units. If for some reason we did not have such funds available we might extend this offer for a period of time sufficient for us to obtain additional funds, or we might terminate this offer. However, based on our past experience with similar offers, we do not expect all such offers to be fully subscribed. Also, in some offers, investors have been offered a choice of cash or securities. As a result, we expect that the funds that will be necessary to consummate all the offers will be substantially less than $200 million. We believe that we have sufficient cash on hand and available sources of financing to pay such amounts. As of March 31, 1999, we had $38,000,000 of cash on hand and $145,000,000 available for borrowing under our existing lines of credit.

         Under our $145 million revolving credit facility with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A., AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at our election, plus, an applicable margin. We elect which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of our consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to us under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) to holders of our units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                    THE INFORMATION AGENT FOR THE OFFER IS:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.


                By Mail:                         By Overnight Courier:                        By Hand:

             P.O. Box 2065                         111 Commerce Road                      111 Commerce Road
     S. Hackensack, N.J. 07606-2065              Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                              Attn.: Reorganization Dept.            Attn.: Reorganization Dept.

                                           For information, please call:

                                             TOLL FREE: (888) 349-2005